

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 290 / 8.7.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.


03024516

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding the payment of dividend to PPC's shareholders.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Announcement


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH, D.C. 155 SECTION

PUBLIC POWER CORPORATION S.A.

Payment of dividend to PPC S.A.'s shareholders

The 1st Annual General Meeting of PPC S.A.'s shareholders decided the payment, of the remaining dividend for the fiscal year 2001-2002, of 0.50 Euro per share. Shareholders of record as at June 4, 2003 are entitled to such dividend. The ex-dividend date is June 5, 2003.

By its resolution the Board of Directors of PPC S.A. specified the payment to start on July 16, 2003 by mailing cheques to the beneficiaries' shareholders.

Athens July 8, 2003



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 288 / 8.7.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a "Notification of transaction".

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Notification of transaction


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH. D.C. SECTION

PUBLIC POWER CORPORATION S.A.

Notification of transaction

According to Article 8 of decision no. 5/204/14.11.2000 of the Hellenic Capital Market Committee it is notified that Mr. ANASTASIADIS G. GREGORY, Chief Financial Officer of "Public Power Corporation S.A." intends to sell two thousand (2,000) ordinary shares of the company "Public Power Corporation S.A.". The time limits for the completion of the transaction are from 10/7/2003 until 31/7/2003. The Member of the Athens Stock Exchange to carry out the transaction is ALPHA FINANCE Brokerage Investment Services S.A. (105).

Athens July 8, 2003